Exhibit 21
Subsidiaries of Webdigs, Inc.

The following are the significant subsidiaries of Webdigs, Inc.:

State of Incorporation
Webdigs, LLC	Minnesota

Credit Garage, LLC	Minnesota

Home Equity Advisors, LLC	Minnesota